Exhibit 3.4

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

OF

AMERICAN DOCTORS ONLINE, INC.

Pursuant to Section 242

of the General Corporation Law of the State of Delaware

American Doctors Online, Inc. (hereinafter called the "Corporation"), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

By written consent of the Board of Directors of the Corporation, resolutions were duly adopted, pursuant to Sections 141(f) and 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") declaring said amendment to be advisable, and directing that the resolution be submitted to the stockholders of the Corporation for their consideration and approval. The stockholders of the Corporation thereafter duly approved said proposed amendment in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED: That the Certificate of Incorporation of this Corporation be amended by deleting Article FOURTH of the Certificate of Incorporation in its entirety and replacing it with a new Article FOURTH, so that, as amended said Article shall be and read as follows:

“The total number of shares of stock which the corporation shall have authority to issue is One Hundred Fifteen Million (115,000,000), with a breakdown as follows: One Hundred Million (100,000,000) Shares of Common Stock with a Par Value of $0.01 per share and Fifteen Million (15,000,000) Shares of Preferred Stock, with a Par Value of $0.01 per share.”

IN WITNESS WHEREOF, American Doctors Online, Inc. has caused this certificate to be signed by its Chief Executive Officer this 19th day of November, 2013.